JASON H. SILVERA                        633 West Fifth Street, Suite 4000
Direct Dial: (213) 891-8828             Los Angeles, California  90071-2007
jason.silvera@lw.com                    Tel: (213) 485-1234  Fax: (213) 891-8763
                                        www.lw.com

LATHAM & WATKINS LLP                    FIRM / AFFILIATE OFFICES
                                        Boston        New York
                                        Brussels      Northern Virginia
                                        Chicago       Orange County
                                        Frankfurt     Paris
December 21, 2005                       Hamburg       San Diego
                                        Hong Kong     San Francisco
                                        London        Shanghai
                                        Los Angeles   Silicon Valley
                                        Milan         Singapore
                                        Moscow        Tokyo
                                        New Jersey    Washington, D.C.
Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  H. Christopher Owings
            Kurt Murao
            Peggy Kim

            Re:  ValueVision Media, Inc.
                 Amendment No. 2 to Registration Statement on Form S-3 filed December 21, 2005
                 Registration No. 333-127040
                 ---------------------------------------------------------------

Ladies and Gentlemen:

     ValueVision Media, Inc. ("ValueVision") has electronically filed with the Securities and Exchange Commission Amendment No. 2 to the above-referenced Registration Statement. Amendment No. 2 reflects certain changes to the selling shareholder information from the above-referenced Registration Statement.

     We have also enclosed with the paper copy of this letter a copy of Amendment No. 2 (including a copy marked to show changes from Amendment No. 1 to the Registration Statement).

     Set forth below are ValueVision's responses to the comments of the Staff of the Commission made in the comment letter dated October 7, 2005. For your convenience, we have provided each of the numbered comments (in italics) followed by the response.

1. We note your response to comment 3 in our letter dated August 17, 2005. Please revise your disclosure to identify the selling shareholders who are affiliates of broker dealers and state that these selling stockholders purchased in the ordinary course of business and at the time of the purchase of the securities to be resold the selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities.


     ValueVision has revised the Registration Statement to include the requested disclosure.

     We are grateful for your continued cooperation in expediting this process.

     If you have any questions with respect to this letter, or if you require additional information, please contact the undersigned at (213) 891-8828 or James Beaubien at (213) 891-8680.

                                             Very truly yours,


                                             /s/ Jason H. Silvera
                                             ----------------------------------
                                             Jason H. Silvera
                                             of LATHAM & WATKINS LLP


cc:      Nathan E. Fagre
         James P. Beaubien